Exhibit 99.1

Funtalk China Holdings Limited Reports Fiscal 2011 First Quarter Financial Results

-- 1Q FY2011 Revenues Increased 28.0% YoY to $253.0 Million–
-- 1Q FY2011 Retail Revenue Increased 77.5% YoY to $122.7 Million–
--1Q FY2011 Consolidated Gross Margin Increased 220 Basis Points YoY to14.5% --
--1Q FY2011 Net Income Attributable to the Company Increased 132.9%YoY to $9.6 Million–

BEIJING, Aug. 31 /PRNewswire-Asia-FirstCall/– Funtalk China Holdings Limited (the “Company” or “Funtalk China”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, today announced its unaudited financial results for the first fiscal quarter ended June 30, 2010 (“1Q FY2011”).

“We are very pleased to report a strong set of Q1 FY2011 results, wherein we exceeded our original guidance expectations and achieved solid growth and profitability during the quarter. Our revenue grew 28% and net income grew more than 130% on a year over year basis,” commented Mr. Fei Dongping, chief executive officer of the Company.  “These positive results once again validate our strategic investment in our retail business, as we continue to execute our growth plans. We are also excited to announce that Funtalk China is now the only wholesale distributor and retailer that has been chosen as a national partner by all three of the mobile carriers in China. And, as Chinese carriers are expected to significantly increase subsidies to channels and end-users, we believe Funtalk China is best positioned to take advantage of this positive trend.”

First Quarter Financial Results
The Company reported consolidated net revenue of $253.0 million for 1Q FY2011, representing a 28.0% increase from the first fiscal quarter of 2010 (“1Q FY2010”).  The Company currently generates revenues from two business segments, retail and wholesale distribution of mobile phones and related services and accessories.

Retail revenue for 1Q FY2011 was $122.7 million, representing a 77.5% increase from 1Q FY2010. This growth in the retail segment was primarily driven by the increase in the number of retail subsidiaries, with a total of nine retail subsidiaries covering 528 locations in 1Q FY2011 compared to six retail subsidiaries covering 198 locations in 1Q FY2010. Organic growth1 of the Company’s retail segment accounted for an increase in revenue of 12.9%, representing $78.0 million in revenue in 1Q FY2011 from $69.1 million in 1Q FY2010.  Newly acquired subsidiaries contributed approximately $44.7 million to the Company’s retail segment revenue in 1Q FY2011.

(1) Excluding the acquisitions of Shanghai Lezhiyu Telecommunications Equipment Co., Ltd. (“Shanghai Lezhiyu”) (formerly known as “Shanghai Xieheng Telecommunications Equipment Co., Ltd.”) in 3Q FY2010 and Beijing Yipai Innovation Technology Development Co., Ltd., (“Beijing Yipai”), Yantai Yonglian Hengfa Telecommunications Equipment Co., Ltd. and Hunan Feon Digital Technology Co., Ltd.  in 1Q FY2011, respectively, or together “newly acquired subsidiaries.”

Wholesale distribution revenue for 1Q FY2011 was $130.3 million, representing a 1.3% increase from 1Q FY2010.  The increased wholesale distribution revenue was primarily attributable to a 64.7% increase in the total volume of mobile phones sold, partially offset by a 37.5% decrease in average selling prices of mobile phones, primarily due to a higher mix of lower-end priced handsets.

Gross profit for 1Q FY2011 increased 50.5% to $36.7 million, or 14.5% of total revenue, compared to $24.4 million, or 12.3% of total revenue, in 1Q FY2010.  Gross margins for the wholesale distribution segment and retail segment were 11.2% and 18.0%, respectively, for 1Q FY2011, compared to 10.9% and 15.0%, respectively, for 1Q FY2010.  The increase in overall consolidated gross margins was primarily driven by the revenue generated from the sales of wireless operators’ related products and services.

Selling and distribution expenses were $13.9 million for 1Q FY2011 compared to $10.1 million in 1Q FY2010. The increase was primarily due to the increase in rental expenses resulting from the acquisition of Shanghai Lezhiyu and the expansion of the Company’s direct sales force for the retail segment in 1Q FY2011. General and administrative expenses were $9.0 million for 1Q FY2011, representing a 135.4% increase from $3.8 million in 1Q FY2010. The increase was primarily due to an increased headcount and an increase in bank service charges associated with the expansion of the Company’s operations.

Income from operations increased by 46.5% to $16.4 million in 1Q FY2011 from $11.2 million in 1Q FY2010. Correspondingly, operating income margin, calculated based on income from operations as a percentage of net revenues, increased to 6.5% in 1Q FY2011 from 5.7% in 1Q FY2010.

Income tax expense was $4.3 million for 1Q FY2011 compared to a $2.9 million tax expense for 1Q FY2010. The effective tax rate was 28.3% for 1Q FY2011 compared to 34.2% in 1Q FY2010, as fewer subsidiaries incurred operating losses in 1Q FY2011.

Net income attributable to the Company was $9.6 million, or 3.8% of total revenue, for 1Q FY2011, representing a 132.9% increase from $4.1 million, or 2.1% of total revenue for 1Q FY2010. 1Q FY2011 diluted earnings per share (“EPS”) was $0.19 based on a diluted share count of 51.1 million shares compared to 1Q FY2010 diluted EPS of $0.09 based on a diluted share count of 45.0 million shares.

As of June 30, 2010, the Company’s cash balance (including pledged deposits) was $32.9 million.  The Company’s accounts receivable was $79.9 million, representing a decrease of 0.7% from the accounts receivable balance of $80.5 million as of March 31, 2010.  The accounts receivable (including notes receivable) turnover days for 1Q FY2011 was 25.8 days compared to 29.3 days in 1Q FY2010.

Recent Business Development Initiatives

In July 2010, the Company's principal shareholders, Arch Digital Holdings Limited and Capital Ally Investments Limited, waived their rights to receive up to an additional 23,000,000 earn-out shares in order to minimize potential dilution to Funtalk China's other existing shareholders.

In August 2010, the Company acquired 100% of the outstanding equity interests of Beijing Gold Feon Telecommunications Technology Co., Ltd. from an unaffiliated third party.  The consideration for this acquisition was RMB95.0 million (approximately $13.9 million) plus the net asset value of the new company to be measured in accordance with the sale and purchase agreement.

Following the above acquisition, as of the date of this announcement, Funtalk has a network of mobile phone retail chains with aggregate retail space of approximately 190,000 square meters in approximately 108 cities, with a total of 612 mobile phone retail stores located in the provinces of Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia, Zhejiang, Guangdong, Anhui and Liaoning, and the cities of Beijing, Chongqing and Shanghai.

Business Outlook

The Company expects its revenue for 2Q FY2011 to be in the range of $240 million to $260 million and its net income attributable to the Company to be in the range of $8.0 million to $10.0 million. The Company expects approximately even revenue split between its retail and distribution business segments in 2Q FY2011.  Gross margin and operating income margin are projected to be in the ranges of 13.5% to 14.5% and 5.8% to 6.8%, respectively.

For FY2011, the Company reaffirms its revenue outlook to be in the range of $1.0 billion to $1.2 billion and its net income attributable to the Company to be in the range of $40 million to $45 million. The Company expects a revenue split of approximately 57% for its retail business segment and approximately 43% for its distribution business segment in FY2011.  Gross margin and operating margin for the full fiscal year are projected to be in the range of 15.0% to 16.0% and 8.5% to 9.5%, respectively.  Such projections are based on the Company's current views on operating and market conditions and are subject to change.

“Funtalk China’s Fiscal Year 2011 is off to a strong start. With our leading nationwide distribution network for mobile communications products and services, we have gained strong momentum to help increase our market share in China’s fast growing retail mobile phone market. Our strategically located retail outlets serve as a significant barrier to entry for prospective competitors, while our large scale enables us to gain favorable terms from handset manufacturers and mobile carriers. Moving forward, we will continue to expand our retail network in China and further increase our retail presence in existing covered areas, both organically and through acquisitions. Given the favorable trends and our strong competitive position, we aim to further enhance our brand awareness and significantly broaden to our value-added services. With our increased cash position and strong balance sheet, we are very confident in our ability to execute on our goal of reaching 2,000 retail stores within the next three years,” concluded Mr. Fei.

Financial Information

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP.  This financial information is not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.  The March 31, 2010 balance sheet was derived from audited consolidated financial statements of Pypo Digital Company Limited, the Company's predecessor.

Conference Call

Management will host a conference call at 9:00 am ET on Tuesday, August 31st. Listeners may access the call by dialing #1-201-689-8470. To listen to the live webcast of the event, please go to http://www.viavid.net .. Listeners may access the call replay, which will be available through September 14th, by dialing #1-201-612-7415. The account number is 3055 and the conference ID number is 345752.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(Financial Statements Follow)

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	June 30, 2010	June 30, 2009

Net revenues	$253,041	$197,730
Cost of revenues	-216,316	-173,323

Gross profit	36,725	24,407

Operating expenses:
Other operating income	2,578	716
Selling and distribution expenses	-13,904	-10,102
General and administrative expenses	-8,987	-3,818

Total operating expenses	-20,313	-13,204

Income from operations	16,412	11,203

Others, net	1,743	-887
Interest income	46	31
Interest expense	-3,695	-1,960

Income before income tax, equity in (loss) income of affiliated companies and non-controlling interests	14,506	8,387
Income tax expense	-4,258	-2,870
Equity in income of affiliated companies	—	3

Net income	10,248	5,520
Net income attributable to non-controlling interests	-691	-1,417

Net income attributable to the Company	$9,557	$4,103

Basic net income per share	$0.19	$0.09

Diluted net income per share	$0.19	$0.09

Number of shares used in computing basic net income	49,456,923	45,000,000

Number of shares used in computing diluted net income	51,075,923	45,000,000

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of June 30, 2010	As of Mar. 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$27,014	$26,616
Restricted bank deposits	5,908	8,860
Accounts receivable (less allowance for doubtful accounts of $635 for June 30, 2010 and $704 for March 31, 2010	79,928	80,457
Inventories	94,018	104,800
Notes receivable	2,658	5,125
Value added tax receivable	10,601	7,588
Receivable from a vendor	21,633	23,908
Other receivable	41,433	33,102
Prepayment and other assets	20,638	23,388
Deferred tax assets	4,467	3,743

Total current assets	308,298	317,587

Non-current assets:
Property and equipment, net	21,452	20,468
Intangible assets	22,757	20,761
Goodwill	104,343	70,035
Deposits paid for acquiring new entities	26,462	29,480
Other assets	2,733	2,869

Total non-current assets	177,747	143,613

TOTAL ASSETS	$486,045	$461,200

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of June 30, 2010	As of Mar. 31, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable (including trade payable of the consolidated VIEs without recourse to Funtalk China Group of $43,453 and $36,589 as of June 30, 2010 and March 31, 2010, respectively)	$64,725	$93,345
Notes payable (including notes payable of the consolidated VIEs without recourse to Funtalk China Group of $8,521 and $13,140 as of June 30, 2010 and March 31, 2010, respectively)	18,826	23,394
Provision for rebates and price protections	10,924	8,168
Advance payments from customers (including advance payment from customers of the consolidated VIEs without recourse to Funtalk China Group of $1,008 and $1,121 as of June 30, 2010 and March 31, 2010, respectively)	2,819	2,789
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to Funtalk China Group of $10,787 and $8,075 as of June 30, 2010 and March 31, 2010 respectively)	21,816	28,139
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Funtalk China Group of $4,561 and $4,423 as of June 30, 2010 and March 31, 2010, respectively)	8,339	10,798
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Funtalk China Group of $11,777 and $11,719 as of June 30, 2010 and March 31, 2010, respectively)	11,777	11,719
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to Funtalk China Group of $12,513 and $8,057 as of June 30, 2010 and March 31, 2010, respectively)	154,599	97,860

Total current liabilities	293,825	276,212

Non current liability
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Funtalk China Group of $1,274 and $830 as of June 30, 2010 and March 31, 2010, respectively)	5,218	4,296

Total non-current liability	5,218	4,296

Total liabilities	299,043	280,508

Total shareholders’ equity	177,747	170,550

Non-controlling interests	9,255	10,142

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$486,045	$461,200

For more information, please contact:

Bill Zima
ICR Inc. (US)
Tel:   +1-203-682-8200
Email: bill.zima@icrinc.com

In China:
Michael Tieu
Tel:   +86-10-6599-7960
Email: michael.tieu@icrinc.com

Francis Kwok Cheong Wan
Funtalk China Ltd. (China)
Senior Vice President
Tel:   +86-10-5709-1193
Email: franciswan@funtalk.cn

Maria Xin
Funtalk China Ltd. (China)
Investor Relations Manager
Tel:   +86-10-5709-1193
Email: xinyi@funtalk.cn